LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.LuseLaw.com

WRITER’S DIRECT DIAL NUMBER (202) 274-2004	WRITER’S E-MAIL slanter@luselaw.com

August 10, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3561

Attn:	Mr. John P. Nolan, Senior Assistant Chief Accountant

Re:	New Bancorp, Inc.
Registration Statement on Form S-1 (File No. 333-204842)

Dear Mr. Nolan:

On behalf of New Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 4 to the Company’s Registration Statement on Form S-1 (the “Amended Form S-1”). Set forth below are the comments from the Staff’s letter dated August 10, 2015, as well as the Company’s responses to those comments. The Amended Form S-1 has been blacklined to reflect changes from Pre-Effective Amendment No. 3.

General

1.	Please provide an updated consent from the independent public accountant in the amendment.

An updated accountants’ consent is included as Exhibit 23.3 in the Amended Form S-1.

Notes to Financial Statements

Note 9: Income Taxes, page F-33

2.	It appears that the net deferred tax asset balances in the last row of the tabular disclosure on page F-34 may be incorrectly calculated. Please revise, as necessary.

LUSE GORMAN, PC

Mr. John P. Nolan

Securities and Exchange Commission

August 10, 2015

The tabular disclosure on page F-34 has been revised in response to the comment.

We request that the staff advise the undersigned at (202) 274-2004 or at slanter@luselaw.com or Kip Weissman of this office at (202) 274-2029 or at kweissman@luselaw.com as soon as possible if it has any further comments.

Respectfully,

/s/Steven Lanter

Steven Lanter

cc:	Richard C. Sauerman, President and Chief Executive Officer
Kip Weissman, Esq.